SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Aradigm Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

038505301
(CUSIP Number)

Mark Goldstein First Eagle Investment Management, LLC 1345 Avenue of the Americas New York, New York 10105 (212) 698-3101
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 8 Pages)
______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038505301	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON First Eagle Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,430,545 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,430,545 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,430,545 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%*
14	TYPE OF REPORTING PERSON IA; CO

*Reflects the Issuer’s 40:1 reverse stock split effected on May 23, 2014, and includes 575,815 shares of Common Stock issuable upon the conversion of the 9.0% Senior Convertible Notes due 2021 of the Issuer (the “Convertible Notes”).

CUSIP No. 038505301	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON First Eagle Value in Biotechnology Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,131,527 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,131,527 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,131,527 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%*
14	TYPE OF REPORTING PERSON CO

* Reflects the Issuer’s 40:1 reverse stock split effected on May 23, 2014, and includes 191,938 shares of Common Stock issuable upon the conversion of the Convertible Notes.

CUSIP No. 038505301	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON 21 April Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,418,536 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,418,536 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,418,536 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON CO

 * Reflects the Issuer’s 40:1 reverse stock split effected on May 23, 2014, and includes 301,343 shares of Common Stock issuable upon the conversion of the Convertible Notes.

CUSIP No. 038505301	SCHEDULE 13D/A	Page 5 of 8 Pages
This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 18, 2012 (the "Original Schedule 13D") and Amendment No.1 filed with the SEC on August 30, 2013 (“Amendment No. 1” and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of Aradigm Corporation, a California corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D. This Amendment No. 2 amends Items 3, 5 and 6 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Common Stock reported herein was acquired at an aggregate purchase price of approximately $27.8 million. Such Common Stock was acquired with investment funds in client accounts, including FEVIB and April LTD, under FEIM's management and margin borrowings described in the following sentence. Such Common Stock is held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) - (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of the close of business on April 26, 2016, (i) FEIM is deemed to be the beneficial owner of 4,430,545 shares of Common Stock (which includes 575,815 shares of Common Stock issuable upon the conversion of the Convertible Notes), constituting approximately 28.9% of the outstanding Common Stock (which includes the Common Stock which FEVIB and April LTD may be deemed to beneficially own), (ii) FEVIB is deemed to be the beneficial owner of 2,131,527 shares of Common Stock (which includes 191,938 shares of Common Stock issuable upon the conversion of the Convertible Notes), constituting approximately 14.3% of the outstanding Common Stock, and (iii) April LTD is deemed to be the beneficial owner of 1,418,536 shares of Common Stock (which includes 301,343 shares of Common Stock issuable upon the conversion of the Convertible Notes), constituting approximately 9.4% of the outstanding Common Stock. The aggregate percentage of Common Stock reported herein is based upon 14,761,351 shares of Common Stock outstanding as of March 7, 2016, as reported by the Issuer in the Issuer’s Annual Report on Form 10-K for the year ended on December 31, 2015 filed with the SEC on March 30, 2016.

(b) By virtue of investment management agreements with its clients, including FEVIB and April LTD, FEIM shares with such clients voting and dispositive powers over the 4,430,545 shares of Common Stock reported herein, which powers are exercised by the Principals and the Portfolio Managers.

(c) Except as set forth herein, none of the Reporting Persons have effected any transaction in the Common Stock during the past sixty days.

CUSIP No. 038505301	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 22, 2016, the Issuer announced the pricing of $23 million aggregate principal amount of the Convertible Notes and warrants to purchase 263,436 shares of the Issuer’s Common Stock (the “Warrants”) to be issued in a private placement (the “Private Placement”) conducted pursuant to Regulation D under the Securities Act of 1933, as amended.

On April 21, 2016, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) in connection with the Private Placement whereby the investors set forth on Schedules A and B of the Purchase Agreement (the “Purchasers”) agreed to purchase $23 million of the Convertible Notes and the Warrants, with the Convertible Notes to be issued pursuant to an indenture dated April 25, 2016 (the “Indenture”) between the Issuer and U.S. Bank National Association, as trustee. Pursuant to the Purchase Agreement, the Reporting Persons have agreed to purchase $3 million of the Convertible Notes and the Warrants, which is expected to occur shortly after a resale registration statement on Form S-3 relating to the Convertible Notes and Warrants issued in connection with the Private Placement has been declared effective by the SEC. The Convertible Notes issuable under the Purchase Agreement are convertible into 4,414,587 shares of the Issuer’s Common Stock at the initial conversion rate described below, of which the Convertible Notes to be purchased by the Reporting Persons are convertible into 575,815 of such shares.

The Convertible Notes are senior unsecured obligations of the Issuer and bear interest at a fixed rate of 9.0% per annum, payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2016, unless earlier purchased or converted.  The Convertible Notes are convertible at the option of the holders at any time prior to the close of business on the second business day immediately preceding May 1, 2021, except that in the event that the aggregate number of shares of Common Stock issuable to the holders at any time would exceed 19.99% of the total number of shares of Common Stock outstanding on April 20, 2016 (the “Conversion Share Cap”), the number of shares issued in any such conversion would be capped at the Conversion Share Cap and the Issuer would pay cash in lieu of such shares that would otherwise be deliverable above the Conversion Share Cap, unless the Issuer obtains stockholder approval for the issuance of more than such number of shares.  The Issuer intends to seek such shareholder approval at the upcoming shareholder meeting.  The initial conversion rate is 191.9386 shares of Common Stock for each $1,000 principal amount of Convertible Notes, which represents an initial conversion price of approximately $5.21 per share of Common Stock.  The conversion rate of the Convertible Notes, and the corresponding conversion price, will be subject to adjustment for certain events.

The Warrants are exercisable at $5.21 per share of Common Stock (the “Exercise Price”) for five years following the date of issuance of the Warrants, with such Exercise Price subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events or upon any distributions of assets, including cash, stock or other property to the Issuer’s stockholders.  The Warrants are exercisable commencing on the later of October 25, 2016 and the date of the public release of top line data related to the conclusion of ORBIT-3 and ORBIT-4 Phase 3 pivotal clinical trials for the Issuer’s investigational product Pulmaquin® inhaled ciprofloxacin.  If, at any time from and after October 25, 2016, the daily volume-weighted average price of the shares of the Issuer’s Common Stock for each of ten consecutive trading days exceeds 150% of the Exercise Price, the Issuer will have the right to call all or a portion of the Warrants for redemption upon twenty business days prior notice to the holders, at a redemption price of $0.01 per Warrant; provided that the holders of the Warrants may

CUSIP No. 038505301	SCHEDULE 13D/A	Page 7 of 8 Pages

elect to exercise their Warrants upon receipt of any redemption notice from the Issuer. The 575,815 shares of Common Stock issuable to the Reporting Persons upon exercise of the Warrants at the Exercise Price in effect on the date hereof are not included in the number of shares beneficially owned by any of the Reporting Persons because such Warrants are not exercisable within 60 days of the date hereof.

The above descriptions of the Purchase Agreement, the Indenture and the Warrants are summaries only and are qualified in their entirety by reference to the copies of the foregoing documents to be filed by the Issuer in the Issuer's Current Report on Form 8-K.

Other than the Purchase Agreement, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer since the filing of the Original Schedule 13D.

CUSIP No. 038505301	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: April 27, 2016

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Director

FIRST EAGLE VALUE IN BIOTECHNOLOGY MASTER FUND, LTD.

By: FIRST EAGLE INVESTMENT MANAGEMENT, LLC, Its Investment Adviser

By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Director

21 APRIL FUND, LTD.

By: FIRST EAGLE INVESTMENT MANAGEMENT, LLC, Its Investment Adviser

By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Director